U.S. Capital Advisors
USCA Asset Management

4444 Westheimer Road, Suite G500
Houston, TX 77027
Tel: 713 366 0500
Fax: 713 580 1820

USCA All Terrain Fund

November-15

Commentary

The second half of 2015 has thus far not been a great time to be invested, with equities (as measured by the MSCI Global Index) down 2.2% from the beginning of July, when we launched All Terrain, through the end of November. Our return for the same period was approximately -5%. While we actually declined far less than the market during its August - September swoon -- the world stock market dropped by 10.5% while we gave up 5.8% -- we lagged by even more during the October market recovery. In November we were pleased to outperform the MSCI World Index, which was down by 0.5% while we were down 0.1%.

Overall the losses in both the market and All Terrain have been relatively modest and can be quickly reversed when the market rallies. Also, although the broader market decline has been fairly benign, there has been far greater damage beneath the surface. For instance, according to a Barron's article published on December 19, 2015, approximately 65% of stocks in the broader Russell 3000 index were down 15% or worse from their highs, while master limited partnerships (as measured by the Alerian MLP Index), a very popular category until recently, have dropped by approximately 35% since the beginning of the year through the end of November.

This year has been similar in some respects to 1999, when a small handful of stocks fared well while most others struggled. This year has been the Year of the FANG: Facebook, Amazon.com, Netflix, and Google. Each is up hugely (more than 100% in the case of Amazon.com and Netflix) while the median stock in the Russell 3000 is down approximately 5%, as reported in The Reformed Broker on December 23, 2015.

There has also been a performance disparity of approximately 4.3% between large growth stocks (Russell 1000 Growth Total Return Index, up 3.2%) and large value stocks (Russell 1000 Value Total Return Index, down -1.1%) since the Fund launched. There is a high degree of cyclicality in terms of relative performance in growth versus value. We will most often be over-weighted to managers and funds with a value bias. This is because value investing has historically not only entailed less risk than growth investing, but has also outperformed over the long-term. Since the Russell 1000 Value Total Return Index ("value") and the Russell 1000 Growth Total Return Index ("growth") began being tracked in June 1995, value has outperformed growth on an annualized basis by 1%, which translates to over 100% of outperformance on a cumulative basis (508.4% vs. 403.5%). Value achieved that outperformance with less risk, as measured by standard deviation – 15.1% vs. 17.4%.

That means that when value investing struggles (Warren Buffett's Berkshire Hathaway is down double-digits this year) All Terrain is likely to struggle as well. However, based on more than thirty years of professional investment experience, we remain highly confident that over the long run investing with high quality managers will provide excellent results.

You should be receiving year-end performance results soon; as you know, there is always a lag in reporting hedge fund returns. As always, if you have any questions about your investment in the Fund, we're available by either email or phone.

Performance Overview*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2015
USCA All Terrain							**-0.9%**	**-2.9%**	**-3.0%**	**1.8%**	**-0.1%**		**-5.0%**
Global Equities							1.7%	-6.8%	-3.9%	7.8%	-0.5%		-2.2%
Global Bonds							0.2%	0.1%	0.5%	0.2%	-1.7%		-0.6%
60/40 Blend							1.1%	-4.0%	-2.1%	4.8%	-0.9%		-1.4%

** As of November 30, 2015. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015.*
Global Equities is measured by the MSCI World Index and Global Bonds is measured by the BarCap - Global Aggregate Index. Please see the strategy, index and statistic definitions at the end of this report.
Sources: USCA Asset Management LLC and the Portfolio Investments, Barron's, The Reformed Broker, Bloomberg and Fundspire.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

Minimum Investment: $100,000
Subscriptions: Monthly
Redemptions/Tenders: Quarterly after 1-year anniversary of fund's inception, subject to sole discretion of Board
Management & Subadvisory Fees: 0.80% (note subadvisory fees may vary)
Other Expenses: some capped at 1.0% per annum (please see the prospectus for a complete description of fees & expenses)

Eligibility: Accredited Investors
Tax Reporting: K-1 (note fund may generate UBTI)
Advisor: USCA Asset Management
Auditor: KPMG
Administrator: U.S. Bancorp Fund Services
Custodian: U.S. Bank National Association
Legal Counsel: Thompson Hine LLP

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- The fund is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.

- Fees and expenses will offset the fund's trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.

Strategy Allocation and Top 10 Positions*



Allocation by Strategy

- Cash/Other
- Long Fixed Income
- Long/Short Fixed Income
- Long Equity - Domestic
- Long Equity - International
- Long Equity - Global
- Long Equity - MLP
- Long/Short Equity
- Event Driven
- Global Macro
- Managed Futures
- Multi-Strategy

Top 10 Portfolio Positions	Size	Strategy
1. Millennium	11.4%	Multi-Strategy
2. Carlson	9.1%	Multi-Strategy
3. Och Ziff	6.1%	Multi-Strategy
4. Greenlight	5.8%	Long/Short Equity
5. Blue Mountain	5.3%	Multi-Strategy
6. Perry	4.9%	Event Driven
7. York	4.7%	Long/Short Fixed Income
8. Brevan Howard	4.7%	Global Macro
9. Brandes International	4.1%	Long Equity - International
10. First Eagle Global	4.0%	Long Equity - Global
Top 10 Portfolio Positions %	60.0%	
Total Number of Positions	25	

* As of November 1, 2015. Please note that fund strategies and allocations are subject to change over time.

Allocation & Attribution (Gross of Fees & Expenses)*

	Attribution			Return on Invested Capital	
	Allocation	MTD	ITD	MTD	ITD
Cash/Other	2.0%	0.0%	0.0%	0.0%	0.0%
Long Fixed Income	2.0%	0.0%	0.0%	-0.4%	-0.8%
Long/Short Fixed Income	5.8%	-0.1%	-0.3%	-1.2%	-4.6%
Long Equity - Domestic	14.9%	0.1%	-0.5%	0.7%	-2.2%
Long Equity - International	6.0%	-0.1%	-0.5%	-1.6%	-9.1%
Long Equity - Global	4.0%	0.0%	-0.1%	-0.4%	-0.9%
Long Equity - MLP	0.8%	-0.1%	-0.4%	-7.6%	-27.5%
Long/Short Equity	15.8%	0.0%	-1.7%	-0.2%	-9.4%
Event Driven	4.9%	-0.1%	-0.3%	-1.7%	-7.1%
Global Macro	4.7%	0.1%	0.0%	2.4%	0.3%
Managed Futures	3.3%	0.1%	0.0%	3.8%	0.3%
Multi-Strategy	35.7%	0.1%	-0.4%	0.4%	-1.9%
	100.0%	0.1%	-4.2%		

* As of October 1, 2015. MTD and ITD represent the month of August and since inception (July 1, 2015) through November 30, 2015, respectively.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

Index & Statistic Definitions

MSCI World Index. The MSCI World Index captures large and mid cap representation across 23 Developed Markets (DM) countries*. With 1,643 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

BarCap Global Aggregate Index. The Barclays Global Aggregate Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the BarCap Global Aggregate Index rebalanced monthly.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.